UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 26, 2011.

Exhibit 99.1

Acquisition of Golar LNG Energy Shares

Golar LNG Limited (Nasdaq:GLNG; OSE:GOL) ("Golar" or the "Company") today announced that in two private transactions with international institutional investors and a related party it has increased its ownership of Golar LNG Energy Limited (Oslo Axess:GOLE) ("Golar Energy") from 61.1% to 90.5% with agreements to acquire an additional 69,841,044 Golar Energy shares. The sellers will receive one newly-issued Golar share for every 6.06 Golar Energy shares acquired. The shares will be issued at $30.30.

The share acquisitions have been organised in two transactions. In the first transaction Golar has acquired 36,300,891 shares from international institutional investors and in the second transaction has acquired 33,540,153 from World Shipholding Limited, the Company's major shareholder. In first transaction shares will be issued with immediate effect. In the second transaction the shares will be issued upon filing of a prospectus. The two transactions will increase the Company's share capital by 11,524,911.

With the successful formation of Golar LNG Partners L.P., the Board of Directors of the Company believes that the increase in ownership of Golar Energy best serves the Company's strategy. While long-term contracted assets will be offered to Golar LNG Partners L.P. for acquisition, Golar will continue to develop long-term contracted projects within the LNG midstream sector as well as shorter term business and its LNG trading business. Golar will also hold a significant stake in Golar LNG Partners L.P. as well as its general partner and its incentive distribution rights.

ABG Sundal Collier ASA, Carnegie ASA, RS Platou Markets AS advised the Company on the private exchange transaction.

Forward Looking Statements

This press release contains forward-looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including the Company management's examination of historical operating trends. Although Golar believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the shipping market, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, the demand for liquid natural gas and supply of LNG carriers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, regulatory requirements and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission.

Golar LNG Limited
April 26, 2011
Hamilton, Bermuda.

Questions should be directed to:
Golar LNG Management Ltd - +44 207 063 7900
Brian Tienzo: Group Financial Controller

Graham Robjohns: Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: April 26, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer